Uranium One Inc.	Energy Metals Corporation
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols:	SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE

August 10, 2007

Uranium One Completes Acquisition of Energy Metals

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) are pleased to report that Uranium One has completed the acquisition of all of the issued and outstanding common shares of Energy Metals Corporation (“EMC”). Each common share of EMC has been exchanged for 1.15 common shares of Uranium One. In addition, all outstanding options to acquire common shares of EMC have been exchanged for 1.15 options to acquire common shares of Uranium One.

William Sheriff, formerly Chairman of EMC and William Lupien, formerly a non-executive director of EMC, have been appointed to the board of directors of Uranium One. Paul Matysek, formerly President and CEO of EMC, has been appointed Executive Vice President, Americas for Uranium One.

Shareholders of EMC may exchange their share certificates for share certificates of Uranium One by submitting them to Computershare Investor Services Inc. along with a completed Letter of Transmittal in the form provided to the holders of EMC share certificates. The Letter of Transmittal is available on the EMC website www.energymetalscorp.com.

The common shares of EMC have ceased trading on the NYSE Arca and will cease trading on the TSX at the close of trading on August 13, 2007.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. In the United States, Uranium One has extensive property holdings in Wyoming, Texas, Utah and New Mexico, including the Shootaring Canyon Mill and the Hobson ISR facility. Uranium One is also engaged in uranium exploration activities in the United States, the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

For further information, please contact:

Neal Froneman	Chris Sattler
Chief Executive Officer	Senior Vice President, Investor Relations
Tel: + 27 11 482 3605	Tel: + 1 416 350 3657

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: This press release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Uranium One to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold as well as those factors referred to in the section entitled “Risk factors” in Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Although Uranium One has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information about Uranium One, please visit www.uranium1.com